JP ENERGY PARTNERS LP

600 East Las Colinas Boulevard

Suite 2000

Irving, Texas 75039

September 12, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:     H. Roger Schwall

Division of Corporation Finance

Re:    JP Energy Partners LP

Registration Statement on Form S-1

File No. 333-195787

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), JP Energy Partners LP (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of the Partnership’s draft Amendment No. 3 (“Amendment No. 3”) to the Partnership’s Registration Statement on Form S-1, File No. 333-195787 (the “Registration Statement”) containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of common units to be offered, the minimum quarterly distribution per unit and the total number of common and subordinated units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. The Partnership expects to include these Offering terms in Amendment No. 3, which the Partnership plans to file through EDGAR on or about September 22, 2014 prior to launching the Offering.

The Offering terms are a bona fide estimate, as of September 12, 2014, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 15,812,500 common units representing limited partner interests in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 2,062,500 additional common units. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern in regard to providing such information significantly in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into Amendment No. 3.

The Partnership seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in Amendment No. 3.

Securities and Exchange Commission

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

JP Energy Partners LP

By: JP Energy GP II LLC, its General Partner

By:	/s/ Patrick Welch
Patrick Welch
Executive Vice President and Chief Financial Officer

cc:                    Norman von Holtzendorff, Securities and Exchange Commission

Ryan J. Maierson, Latham & Watkins LLP

John M. Greer, Latham & Watkins LLP
William J. Cooper, Andrews Kurth LLP
Jon W. Daly, Andrews Kurth LLP

Exhibit A